UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                  ----------------------------------------------
In the matter of

CSW Energy, Inc.                                         REPORT FOR PERIOD
1 Riverside Plaza                                         April 1, 2002 to
Columbus, Ohio                                               June 30, 2002

File No.  070-08205                                    PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.


                                                              Exhibit A

                                                          CSW Energy, Inc.

                                                  LETTERS OF CREDIT AND GUARANTEES
                                                      Pursuant to Order 70-8205
                                                          at June 30, 2002


                                          FEES   FEES      REFERENCE
      PROJECT        *     AMOUNT          PD   PAYABLE     NUMBER     MATURITY  BENEFICIARY   OBLIGOR    PURPOSE      AUTHORITY
                   ------


  Trent Wind Farm   LC     $2,575,000     N/A    0.28%    SBLC0023/00   Second     TXU Electric    CSW     Construction  70-8205
                                                                        Quarter      Company                Performance
                                                                         2002


 *  G   - Guarantee
     LC - Letter of Credit



                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this13th day of August, 2002.

                                                     CSW Energy, Inc.


                                                         /s/  Armando Pena
                                                -----------------------------

                                                         Armando Pena

                                                         Treasurer